EXHIBIT 11

                                     GANNETT CO., INC.
                            Calculation of Earnings Per share



                        Thirteen weeks ended             Twenty-six weeks ended
                   June 25, 1995  June 26, 1994     June 25, 1995  June 26, 1994
                   -------------  -------------     -------------  -------------

Net Income         $139,423,000   $131,773,000      $225,629,000   $210,484,000
                   =============  =============     =============  =============

Weighted average
 number of
 common shares
 outstanding        140,117,000    147,169,000       140,065,000    147,146,000
                    ===========    ===========       ===========    ===========

Net income
 per share                $1.00          $0.90             $1.61          $1.43
                           ====           ====              ====           ====